# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G300
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 08/31/2026
Amends the filing with accession number 0000902664-23-004381
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 67,441; sole dispositive power 0; shared dispositive power 67,441; aggregate amount beneficially owned 67,441 (9.9% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 67,441; sole dispositive power 0; shared dispositive power 67,441; aggregate amount beneficially owned 67,441 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Comment: This Amendment No. 13 (this "Amendment No. 13" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 11, 2023, and amended on April 17, 2024, July 2, 2024, October 24, 2024, January 10, 2025, January 16, 2025, January 29, 2025, February 24, 2025, April 17, 2025, November 7, 2025, November 13, 2025, March 2, 2026 and July 23, 2026 (as amended, the "Statement"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 13 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by RTW Investments, LP ("RTW Investments") and Roderick Wong, M.D. ("Dr. Wong"). RTW Investments is the investment advisor to certain funds (collectively, the "RTW Funds"). RTW Investments and Dr. Wong are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each the Reporting Persons is 40 10th Avenue, Floor 7, New York, NY 10014.
Present principal occupation or employment: The principal business of RTW Investments is serving as investment to the RTW Funds. The principal occupation of Dr. Wong is to serve as the Managing Partner and Chief Investment Officer of RTW Investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by RTW Investments with the SEC dated May 30, 2023 (File No. 3-21473) (the "Settlement"). Pursuant to the Settlement, the SEC found violations of Sections 206(2) and 206(4) of the Investment Advisors Act of 1940 and Rule 206(4)-7 thereunder, and Section 13(d) of the Act and Rules 13d-1 and 13d-2 thereunder, relating to conflicts of interest disclosure and beneficial ownership reporting, respectively. Under the terms of the settlement, RTW Investments agreed to a cease-and-desist order, a censure, and a civil penalty of $1.4 million.
Citizenship: RTW Investments was organized in the state of Delaware and Dr. Wong is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Row 11 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference. Each Reporting Person beneficially owns 9.99% of the outstanding Common Stock, based upon 1,000,416 shares of Common Stock (giving effect to the Reverse Split) outstanding as of May 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026 less the 392,766 shares of Common Stock surrendered to the Issuer in connection with the Share Exchange, and giving effect to Pre-Funded Warrants, to the extent exercisable within 60 days hereof, as referenced herein. Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of the Reporting Persons' cover pages have been rounded down to 9.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: On August 31, 2026, the RTW Funds assigned, for nominal consideration, their RIFAs and Notes to an unaffiliated third party. Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Company since the most recent amendment to the Statement.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons and the RTW Funds, has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Following the assignment of the RIFAs and the Notes as described in Item 5, the RTW Funds no longer hold economic or ownership rights under the RIFAs or Notes.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the amendment to the Reporting Persons' Schedule 13D filed with the SEC on July 23, 2026).

Exhibit 99.2 Form of Pre-Funded Warrant

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (09/02/2026)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (09/02/2026)